April 15, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On December 27, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, Discretionary Managed Futures Strategy Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on February 11, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked copy of the prospectus is also attached for your convenience.

General:

Comment 1.  A cover letter did not accompany this filing.  In the future, please provide a cover letter with each filing that explains the purpose of the filing and provides the name and contact information for at least 2 people.

Response.  The Registrant confirms that it will submit a cover letter with each filing in the future.

Prospectus:

Fund Summary

Comment 2.  In the investment objective, it states that the Fund seeks positive absolute returns.  Please explain what “absolute returns” means.

Response.  The Fund’s investment objective is positive absolute returns, which means positive absolute returns in all market environments.

Comment 3.  In the fee table, both a front- end sales load and deferred sales load are shown. Please explain how having both charges is not excessive and complies with FINRA regulations.

Response. The Registrant has removed references to the deferred sales load.

Comment 4. Please confirm supplementally that the Registrant will include the expenses of short selling in the fee table, if applicable.

Response.  The adviser has confirmed to the Registrant that the Fund does not intend to short sell securities, so the expenses of short selling has not been included in the fee table.

Comment 5.  In footnote 1 to the fee table, please include a statement regarding what the range of performance-based fees in the Underlying Pools is expected to be. Please also confirm supplementally that any performance-based fees of the Underlying Pools will be provided in footnote 1 in annual updates to the registration statement when known.

Response. The Registrant has revised the disclosure in footnote 1 to include the range of performance-based fees in the Underlying Pools as shown below.  The Registrant confirms that the actual performance-based fees of the Underlying Pools will be included in footnote 1 in the future when known.

“(1) Other Expenses are based on estimated amounts for the current fiscal year.  Other Expenses do not include the cost of investing in underlying funds, like commodity pools, that are not investment companies.  The Fund estimates that underlying fund expenses, if presented, would be 2.49%.  This estimate does not include performance-based fees, which cannot be meaningfully estimated but are expected to be between 20% and 30% of each underlying fund’s returns.  The expenses of the Fund’s wholly-owned subsidiary are consolidated with those of the Fund and are not presented as a separate expense.”

Comment 6.  In footnote 2 to the fee table, please include a statement that Acquired Fund Fees and Expenses do not include commodity pools.

Response.  The Registrant has added the disclosure requested as shown below:

“Acquired Fund Fees and Expenses are the estimated indirect costs of investing in other investment companies and do not include the cost of investing in underlying funds, like commodity pools, that are not investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.”

Comment 7.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 8.  Please explain supplementally whether the adviser or the Fund will economically control the Underlying Pools.

Response.  The adviser has confirmed to the Registrant that the Fund is expected to economically control the Underlying Pools.  Therefore, the Underlying Pool’s financials will be consolidated with those of the Subsidiary and the Fund.

Comment 9. In Principal Investment Strategies, disclose that, if Underlying Pools use leverage, the Fund will experience more volatility. If applicable, describe how leverage fits into the managed futures portion of the Fund’s strategy.

Response.  The managed futures and options products in which the Underlying Pools will invest will be purchased on margin. Therefore, the Registrant has added the following disclosure to the first full paragraph under Principal Investment Strategies:

“When Underlying Pools use leverage, the Fund will experience more volatility.”

A description of how leverage fits into the managed futures portion of the Fund’s strategy is already in the section “Additional Information About Principal Investment Strategies and Related Risks - Additional Information about Underlying Pools.”

Comment 10. In the fourth sentence of the second to last paragraph in Principal Investment Strategies, it states that the Fixed Income strategy’s portfolio will invest primarily in investment grade securities. Please disclose what is meant by “primarily”.

Response. The Fund only intends to invest in investment grade securities, so the Registrant has revised the disclosure as follows:

“The Fixed Income strategy is designed to generate interest income and capital appreciation with the objective to diversify the returns under the Managed Futures strategy.  The Fixed Income strategy will invest in a variety of investment grade, domestic fixed income securities.  The Fixed Income strategy’s portfolio will maintain an average maturity that ranges between short-term (less than 1 year) and intermediate-term (4-7 years).  The Fixed Income strategy will invest in investment grade securities, which the Fund defines as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if, unrated determined to be of comparable quality.”

Comment 11. Please confirm supplementally that the Fund will not invest a significant portion of its assets in junk bonds or revise the disclosure to describe the Fund’s investments in junk bonds.

Response. The adviser has confirmed to the Registrant that the Fund does not intend to invest in junk bonds.

Comment 12. Please confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 13.  In Principal Investment Risks, Foreign Investment Risk is described.  Please consider whether the Fund’s investments in foreign securities has been discussed sufficiently in the investment strategy.

Response. The Registrant believes that the Fund’s investments in foreign securities has been discussed sufficiently; however, the following has been added to the last sentence of the first paragraph in the Principal Investment Strategies:

“Managed Futures strategy investments will be made without restriction as to issuer capitalization, country, or currency, which may include exposure to foreign futures markets.”

Comment 14. In Principal Investment Risks, please add a separate risk factor related to the adviser’s lack of prior experience managing a mutual fund.

Response.  The Registrant has added the following risk factor to the Principal Investment Risks:

“New Adviser Risk: The adviser is a newly created investment adviser and has not previously managed a mutual fund.”

Comment 15.  In Principal Investment Risks, a risk is described for short positions.  Please either add disclosure to the Principal Investment Strategies regarding short positions if the Fund will invest a significant portion of its assets in short positions or delete this risk.

Response.  The adviser has confirmed to the Registrant that the Fund does not intend to short sell securities, so the Registrant has deleted the risk.

Additional Information About Principal Investment Strategies and Related Risks

Comment 16.  Consider revising this section so that it does not repeat what is in the Summary.

Response. The Registrant believes the current presentation is easier for investors to follow in one place without having to refer back to the Summary.

Comment 17.  Disclose whether the Fund or the Subsidiary is considered a commodity pool operator under the Commodity Exchange Act.  If so, disclose that fact in the prospectus.  If you are unsure, describe the uncertainty in the Item 9 Principal Investment Strategies disclosure.

Response.  The adviser is considered a commodity pool operator (on behalf of the Fund and the Subsidiary).  The Registrant has added the following disclosure:

“The Fund executes its Managed Futures strategy, primarily, by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (the "Subsidiary").  The Subsidiary invests the majority of its assets in Underlying Pools; however, the Subsidiary may also make investments outside of the Underlying Pools including foreign currency transactions and futures on foreign currencies transactions.  The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.  The Fund’s adviser is registered as a commodity pool operator under the Commodity Exchange Act. The Fund’s adviser anticipates allocating approximately 25% of Fund assets to the Managed Futures strategy and approximately 75% to the Fixed Income strategy.  However, as market conditions change, ranges may change.”

Comment 18. In Principal Investment Strategies, disclose the following in the description of the Subsidiary:

1) that, on an aggregate basis with the Fund, the Subsidiary complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) in Sections 8 and 18 (regarding investment policies, capital structure and leverage);

2) that each investment adviser to the Subsidiary, as an investment adviser to the Fund under Section 2a-20 of the 1940 Act, complies with the provisions of the 1940 Act in Section 15 (regarding investment advisory contracts) and supplementally confirm that the investment advisory contract between the Subsidiary and its investment adviser is a material contract that will be included as an exhibit to the Registrant’s registration statement;

3) that the Subsidiary complies with the provisions of the 1940 Act in Section 17 (regarding affiliated transactions and custody) and identify the custodian of the Subsidiary by name;

4) whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualified income, and, if the Fund has not received such a private letter ruling, the Fund’s basis for determining that such undistributed income is qualified income, such as an opinion of counsel; and

5) whether, as appropriate, any of the Subsidiary’s principal strategies or risks constitute principal strategies or risks of the Fund (the Fund’s principal strategies and risks should reflect the aggregate of the Fund and the Subsidiary).

Please also supplementally confirm that: (i) the investment advisory contract between the Subsidiary and its investment adviser will be included as an exhibit to the Registrant’s registration statement; (ii) the financial statements of the Subsidiary will be consolidated with the Fund; (iii) the Subsidiary’s expenses will be included in the fee table in the prospectus; (iv) the Subsidiary’s board will agree to designate an agent for service of process in the US; (v) the Subsidiary and its board will agree to inspection of the Subsidiary’s books and records by the SEC staff; and (vi) the Subsidiary’s board of directors will sign the Registrant’s registration statement if filed with respect to the Fund.

Response. The Registrant has revised the disclosure regarding the Subsidiary as follows:

“Subsidiary

The Fund will execute its Managed Futures strategy, primarily, by investing up to 25% of its total assets in a wholly-owned and controlled Subsidiary; however, the Fund may also make Managed Futures investments outside of the Subsidiary.  The Subsidiary invests the majority of its assets in Underlying Pools; however, the Subsidiary may also make investments outside of the Underlying Pools including foreign currency transactions and futures on foreign currencies transactions. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.  The principal investment strategies  and principal investment risks of the Subsidiary are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiary will be consolidated with those of the Fund. By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").  Sub-chapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income").  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the derivative directly.

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M.  The Fund does not have a private letter ruling.  Therefore, to satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year.  Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiary.  For that reason, references to the Fund may also include the Subsidiary.

The Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. In addition, the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiary.

Investment advisers to the Subsidiary will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.”

Registrant also confirms that: (i) the investment advisory contract between the Subsidiary and its investment adviser will be included as an exhibit to the Registrant’s registration statement; (ii) the financial statements of the Subsidiary will be consolidated with the Fund; (iii) the Subsidiary’s expenses will be included in the fee table in the prospectus (consolidated with the Fund); (iv) the Subsidiary’s board will agree to designate an agent for service of process in the US; (v) the Subsidiary and its board will agree to inspection of the Subsidiary’s books and records by the SEC staff; and (vi) the Subsidiary’s board of directors will sign the Registrant’s registration statement if filed with respect to the Fund.

Comment 19.  Please supplementally provide the status of the Manager of Managers order mentioned on page 8.

Response. The Registrant has determined not to file the application for the Managers of Managers order at this time, so the disclosure has been deleted.

Frequent Purchases and Redemptions of Fund Shares

Comment 20.  In the third paragraph, it states that the adviser or transfer agent may, in each’s sole discretion, determine that trading activity is detrimental to the Fund and take action accordingly. Consider revising the disclosure in accordance with Item 11(e) of Form N-1A to provide more specificity regarding the circumstances that would trigger rejecting or limiting future purchases, exchanges or redemptions of the Fund.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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